                                                                       ANNEX C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9C

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SCOTTISH POWER PLC
                           (Name of Subject Company)

                               SCOTTISH POWER PLC
                      (Name of Person(s) Filing Statement)

                Ordinary shares of 42p each ("Ordinary Shares")

American Depositary Shares ("ADSs"), each of which represents four Ordinary Shares
                         (Title of Class of Securities)

                                   81013T804
                     (CUSIP Number of Class of Securities)

                               Sheelagh Duffield
                               Company Secretary
                                1 Atlantic Quay
                                 Glasgow G2 8SP
                                    Scotland
                                 0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                              Richard C. Morrissey
                            Sullivan &; Cromwell LLP
                               1 New Fetter Lane
                                London EC4A 1AN
                                    England
                              011 44 20 7959 8900

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Internal Communications, 30th January 2007

Following the announcement of Iberdrola's offer, both companies are now engaged in preparing the necessary documentation to place before shareholders. After the initial activity around the announcement, it may appear strange when things appear to go relatively quiet. However, as I outlined in the January edition of
ScottishPower News, the transaction is on track. Indeed last week we secured
FERC approval of the transaction in the US, which is an important regulatory step.

We understand that as employees you are keen to know more about the treatment of the ESOP and Sharesave schemes as a result of the offer. It is planned to send detailed communication, explanation and instructions to you at the end of
February to coincide with the provision of information to the company's shareholders. We will try wherever possible to supplement this formal documentation with further assistance in the form of management briefings, intranet updates, Q&A's and help-lines.

The Offer, once completed, will trigger certain provisions in the Company's share scheme rules. As far as possible, the management of ScottishPower and
Iberdrola are keen to ensure that Sharesave and ESOP participants do not suffer additional costs or are not unduly disadvantaged by the change of control.

When a participant validly exercises an option he or she will receive an aggregate payment of 412p plus 0.1646 of a new Iberdrola share - just as other shareholders will receive.

Sharesave

Participants in the Sharesave scheme will be able to continue their monthly savings contracts with the Halifax and will be able to exercise their options during the six months following the completion of the transaction using the savings and interest in their accounts at that time. Under the terms of the offer, ScottishPower and Iberdrola have agreed that participants will receive compensation for any additional income tax liability that they incur as a result of early exercise.

If a three or five year savings contract cannot be completed before the last date for exercise of your option (i.e. during the six months following completion), compensation will be paid for the resulting loss of profit, grossed up for income tax. An example of how this will work using the value of an
Iberdrola share prevailing at the time the transaction was announced is set out below - but note that the value of an Iberdrola share changes on a daily basis:

Example:

A participant entered into a five year savings contract in June 2006 and was granted an option to buy 4,020 shares with an exercise price of £3.74 per share.
The participant continues to make monthly contributions for the six months after the transaction closes (assumed to be April 2007).

A participant exercising in October, 2007 (at the latest possible time) will have saved for 17 months and can exercise in respect of 17/60 x 4,020 shares =
1,139 shares.

The participant will also receive compensation calculated as follows: (4,020 -
1,139 shares x (£7.77 - £3.74) i.e. 2,881 shares x £4.03 = £11,610.43. This sum will be grossed up for income tax purposes.

In summary, this participant exercising the SAYE option at the latest possible date will receive 1,139 ScottishPower shares. Since the ScottishPower shares will no longer be listed, these shares will automatically be transferred to
Iberdrola and the participant will instead receive 412 pence and 0.1646 of an
Iberdrola share for each ScottishPower share. The participant will also receive compensation for the 2,881 ScottishPower shares, which he or she was unable to buy due to early exercise. If a participant chose to exercise at an earlier date
(say, June 2007) he or she would acquire fewer ScottishPower shares but the compensation for the ScottishPower shares that he or she was unable to buy due to early exercise would still be calculated on the basis that exercise took place in October 2007 and the participant acquired the maximum number of shares that could have been acquired at that time.

ESOP

At around the time of the completion of the transaction, the ESOP will close to new entrants and to new contributions. This means that ESOP members will effectively stop making contributions and the scheme will run as a closed scheme.

The terms of the offer will allow participants to exchange their ScottishPower
Shares in the same way as other shareholders. However for the cash element that you are entitled to receive you may want to elect to receive loan notes. A loan note is basically an interest bearing IOU under which Iberdrola promises to pay you the same amount as you would have received if you took cash (rounded down to the nearest pound) repayable on set dates in the future. Electing to receive loan notes instead of cash will allow the favourable tax treatment that an ESOP provides to continue until the end of the usual holding period so that you are not exposed to an additional tax liability. A tax charge will arise if you choose to receive cash and you will not be compensated for that charge.

Communication

Going forward, internal communication will remain a key priority. We will bring you further news and information, as indicated previously, as soon as it becomes available.

The Directors of Scottish Power accept responsibility for the information contained in this document. To the best of the knowledge and belief of the
Directors, who have taken all reasonable care to ensure such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

This document has been made available to shareholders of ScottishPower plc
("ScottishPower"). If Iberdrola, S.A. ("Iberdrola") conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/
Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange
Commission (the "SEC"), as it will contain important information. The
Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC's website at www.sec.gov and at ScottishPower's principal executive offices in
Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new
Iberdrola ordinary shares will only be distributed to existing ScottishPower shareholders.  The new Iberdrola ordinary shares to be issued to ScottishPower shareholders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola ordinary shares have been, or if issued pursuant to a scheme of arrangement, will be will be, applied for in any jurisdiction.  In the United States, if the new Iberdrola ordinary shares are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of
1933, as amended, provided by Section 3(a)(10) thereof.  Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of
ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola ordinary shares and any new Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United
States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary Statement Regarding Forward Looking Statements:

The documents relating to the Offer contain forward-looking statements, including for the purposes of the US Private Securities Litigation Reform Act.
All statements other than statements of historical facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans',
'believes', 'expects', 'aims', 'intends', 'will', 'should', 'may',
'anticipates', 'estimates', 'synergies', 'cost savings', 'projects', 'strategy'
or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of
Iberdrola's, ScottishPower's or the combined company's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the combined company's business.

THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THEY
HAVE NOT BEEN REVIEWED BY THE AUDITORS OF IBERDROLA OR OF SCOTTISHPOWER. THESE
FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND
OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF
ANY SUCH PERSON, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY
RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH
FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON
NUMEROUS ASSUMPTIONS REGARDING THE PRESENT AND FUTURE BUSINESS STRATEGIES OF
SUCH PERSONS AND THE ENVIRONMENT IN WHICH EACH WILL OPERATE IN THE FUTURE. YOU
ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS,
WHICH SPEAK ONLY AS OF THE DATE THEY WERE MADE. ALL SUBSEQUENT ORAL OR WRITTEN
FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO IBERDROLA OR SCOTTISHPOWER OR ANY OF
THEIR RESPECTIVE MEMBERS, DIRECTORS, OFFICERS, EMPLOYEES OR ANY PERSONS ACTING
ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY
STATEMENT ABOVE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN DOCUMENTS RELATING
TO THE OFFER ARE BASED ON INFORMATION AVAILABLE TO SCOTTISHPOWER ON THE DATE
HEREOF. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING
STATEMENTS, AND SCOTTISHPOWER DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY
UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW
INFORMATION, FUTURE EVENTS OR OTHERWISE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 31, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary